UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 9)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Majesco Entertainment Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

784495103
(CUSIP Number)

Trinad Capital Master Fund Ltd.
2121 Avenue of the Stars, Suite 1650
Los Angeles, CA 90067
(310) 601-2500

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 8, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Trinad Capital Master Fund Ltd.
_______________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    ❒
                                                (b)   ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
                7)  SOLE VOTING POWER
NUMBER OF                      2,134,714
SHARES          _____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY
EACH   _____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                   2,134,714
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,134,714
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert S. Ellin
_______________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    ❒
                                                (b)   ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
______________________________________________________________________________
                7)  SOLE VOTING POWER
NUMBER OF                      33,856
SHARES          _____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY                                      2,489,268(1)
EACH   _____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                   33,856
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                                2,489,268(1)
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,523,124(1)
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.35%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

___________________________________
(1)  Includes (A) 2,134,714 shares of Common Stock owned by the Trinad Capital Master Fund Ltd. (the “Fund”); (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis Equities, Inc., a Delaware corporation of which Nancy J. Ellin is the sole stockholder (“Atlantis”); and (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the “Plan”).  Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Nancy J. Ellin
_______________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    ❒
                                                (b)   ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
______________________________________________________________________________
                7)  SOLE VOTING POWER
NUMBER OF                      47,656
SHARES          _____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY                                      340,754(2)
EACH   _____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                   47,656
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                                340,754(2)
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,410(2)
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.75%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

___________________________________
(2) Includes (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin’s spouse, (B) 225,456 shares of Common Stock that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; and (C) 81,442 shares of Common Stock owned by the Plan.  Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned individually by Mr. Ellin, and owned directly by Mr. Ellin, the Plan and the Trust.

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Atlantis Equities, Inc.
_______________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    ❒
                                                (b)   ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                                          SC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
New York
______________________________________________________________________________
                7)  SOLE VOTING POWER
NUMBER OF                      225,456
SHARES          _____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY
EACH   _____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                   225,456
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER

______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
225,456
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.01%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert S. Ellin Profit Sharing Plan
_______________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    ❒
                                                (b)   ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                                          OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
______________________________________________________________________________
                7)  SOLE VOTING POWER
NUMBER OF                      81,442
SHARES          _____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY
EACH   _____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                   81,442
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER

______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,442
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                           ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.37%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

 The purpose of this Schedule 13D/A is to reflect additional purchases of Common Stock by the Fund, as well as certain conversations between representatives of the Fund and members of the Issuer’s board of directors over the past week. In those conversations, the Fund continued to request that (i) the Issuer immediately move to create an independent board of directors and appoint two designees of the Fund to the Issuer’s board of directors, to fill the vacancies recently created by the resignations of Messrs. Halpin and Weisman; and (ii) Messrs. Jessie and Joey Sutton, the sons of Morris Sutton, immediately resign or be removed as officers and employees of the Issuer. The Reporting Persons continue to believe that a more independent board of directors would provide greater value to the Company and its shareholders, and that the board has improperly served to implement the personal directives of Morris Sutton at a great cost to the Company and its shareholders. The Fund has proposed that its two managing directors be appointed to the Issuer’s board of directors to fill the vacancies recently created by the unexpected resignations of Messrs. Halpin and Weisman. In doing so, the Issuer would have a primarily independent board that is far more likely to serve and represent the interests of all of the Issuer’s shareholders, and not merely one constituency led by Morris Sutton. Further, the Reporting Persons believe that Messrs. Jessie and Joey Sutton do little to further the Issuer’s business and strategic objectives, and have been placed in such high-paying positions of management as a result of Morris Sutton’s selfish desire to compensate his own children at the expense of the Company and its shareholders.

The Fund has been advised by members of the Issuer’s board of directors that it will receive a response during the week of March 13th to its request to appoint two nominees to the board and to terminate Messrs. Jessie and Joey Sutton. In the event that the Fund does not receive a satisfactory response within this time frame, it intends to more actively seek to change the composition of the Issuer’s board and to effect the other changes it has been seeking, including, without limitation, by means of seeking to call a special meeting of shareholders to elect a new slate of directors.

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of the previous amendment number 8 to the Schedule 13D, the Fund used $233,229 of investment capital to purchase an aggregate of 195,223 shares of Common Stock.

Item 4. Purpose of Transaction.

The shares of Common Stock owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons have purchased and hold the shares of Common Stock reported by them for investment purposes.

On May 11, 2005, one of the Reporting Persons, sent a letter to the Issuer's board of directors requesting that (i) two nominees of the Fund be appointed to serve on the Issuer's board, (ii) the Issuer withdraw and amend its recently-filed proxy statement relating to its 2005 annual meeting of shareholders, to remove from shareholder consideration the proposal to amend the Issuer's certificate of incorporation to permit a staggered board consisting of three classes of directors, (iii) the board conduct a thorough review of the Issuer's operations and business model, with a view to maximizing financial performance and limiting SG&A growth to ensure that the forecasted 50% revenue growth the Issuer has publicly projected in fiscal 2005 translates into healthy margin expansion and improved earnings as a percentage of overall revenues; and (iv) that management compensation be better aligned with operating results and shareholder return. The letter further states that in the event that the Issuer's common shares continue in the Fund's view to remain undervalued, that it may seek to accumulate additional common shares and become more actively involved in the Issuer. The Issuer’s board has failed to respond to the May 11, 2005 letter.

On September 28, 2005, the Fund made an offer (the “Offer”) to the Issuer in a letter addressed to the Issuer’s board of directors to invest $5 million in the Issuer through the purchase from the Issuer of 3,333,333 shares of Common Stock at a price of $1.50 per share, representing a premium of 13.6% over the closing price of the Common Stock on the date immediately preceding the Offer.

On October 6, 2005, the Fund received a response from the Issuer’s board of directors that stated only that the board reviewed the Offer and “does not feel that this proposal is in the best interests of our shareholders (other than Trinad). The Issuer has failed to provide any further explanation or justification for its response.

On October 18, 2005, the Fund sent another letter to the Issuer’s board requesting that it immediately begin exploring strategic alternatives to increase shareholder value, including, without limitation, a debt or equity financing to improve liquidity, one or more strategic acquisitions (combined with any required financing), a merger of the Issuer with another company or a sale of the Issuer, whether through the sale of its assets, a merger or consolidation or otherwise. In that letter, the Fund also requested the immediate resignation of Jesse Sutton as a member of the board of directors of the Issuer.

Despite an announcement by the Issuer that it had amended its existing Factoring Agreement, the Reporting Persons continue to believe that the Issuer is facing a liquidity crisis. Further, to the knowledge of the Reporting Persons, the Issuer has not received any other offers to make an equity investment in the Issuer. The Reporting Persons continue to believe that the Issuer would stand to benefit substantially by the infusion of additional equity capital. Such equity capital would improve the Issuer’s financial position and increase the likelihood that it would be able to obtain additional, needed equity capital and funds from additional borrowings, if necessary. Accordingly, on October 28, 2005, the Fund made another offer (the “Revised Offer”) to the Issuer’s board of directors to invest $7.5 million in the Issuer through the purchase from the Issuer of approximately 4,285,714 shares of Common Stock at a price of $1.75 per share, representing a premium of more than 20% over the closing price of the Common Stock on the date immediately preceding the Offer. The Revised Offer also represents an increase of 16.7% in the per share price, and an aggregate increase of $2,500,000, compared to the initial Offer. The Revised Offer was subject to a satisfactory due diligence review of the Issuer and to majority representation on the Issuer’s board of directors of qualified individuals nominated by the Fund . The Issuer’s board failed to respond to the October, 28, 2005 letter.

On November 7, 2005, the Fund sent another letter to the Issuer’s board in which it questioned the failure by the Issuer to respond to the Fund’s offer to provide $7.5 million in equity financing to the Issuer at a price that represents a substantial premium to the then-trading price of the Issuer’s Common Stock. In that letter the Fund also requested that the Issuer immediately call a special meeting of the shareholders so that the Issuer’s shareholders may immediately consider again whether a staggered board is appropriate given the Issuer’s disappointing performance, and whether the current members of the board are suitable to continue to lead the Issuer.

On February 10, 2006, in the wake of the resignation of two additional members of the Issuer’s board of directors, the Fund sent another letter to the Issuer’s board, in which the Fund requested the following:

•
that the Issuer immediately move to create an independent board of directors and appoint two designees of the Fund to the Issuer’s board of directors, to fill the vacancies recently created by the resignations of Messrs. Halpin and Weisman;

•	that Messrs. Jessie and Joey Sutton, the sons of Morris Sutton, immediately resign or be removed as officers and employees of the Issuer; and
•
that Morris Sutton, the Chief Executive Officer and a member of the board of directors of the Issuer, cease making threats to resign from the Issuer and establish a new business in competition with the Issuer.

Once again, the Issuer failed to formally respond to this letter.

The Fund continues to request that the Issuer immediately create an independent board of directors and appoint two designees of the Fund as discussed above, and that Messrs. Jessie and Joey Sutton, the sons of Morris Sutton, immediately resign or be removed as officers and employees of the Issuer. The Reporting Persons continue to believe that a more independent board of directors would provide greater value to the Company and its shareholders, and that the board has improperly served to implement the personal directives of Morris Sutton at a great cost to the Company and its shareholders. The Fund has proposed that its two managing directors be appointed to the Issuer’s board of directors to fill the vacancies recently created by the unexpected resignations of Messrs. Halpin and Weisman. In doing so, the Issuer would have a primarily independent board that is far more likely to serve and represent the interests of all of the Issuer’s shareholders and not merely one constituency led by Morris Sutton. Further, the Reporting Persons believe that Messrs. Jessie and Joey Sutton do little to further the Issuer’s business and strategic objectives, and have been placed in such high-paying positions of management as a result of Morris Sutton’s selfish desire to compensate his own children at the expense of the Company and its shareholders.

The Fund has been advised by members of the Issuer’s board of directors that it will receive a response during the week of March 13th to its request to appoint two nominees to the board and to terminate Messrs. Jessie and Joey Sutton. In the event that the Fund does not receive a satisfactory response within this time frame, it intends to more actively seek to change the composition of the Issuer’s board and to effect the other changes it has been seeking, including, without limitation, by means of seeking to call a special meeting of shareholders to elect a new slate of directors.

The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof:

(i) The Fund may be deemed to beneficially own 2,134,714 shares of Common Stock, representing approximately 9.6% of the outstanding shares of Common Stock.

(ii) Robert S. Ellin may be deemed to beneficially own 2,523,124 shares of Common Stock, representing approximately 11.35% of the outstanding shares of Common Stock, including: (A) 33,856 shares of Common Stock owned directly by Robert S. Ellin; (B) 2,134,714 shares of Common Stock owned by the Fund; (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis, a Delaware corporation of which Nancy J. Ellin is the sole stockholder; and (E) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

(b) As of the date hereof:

(i) The Fund has sole power to vote and dispose of 2,134,714 shares of Common Stock.

(ii) Robert S. Ellin has sole power to vote and dispose of 33,856 shares of Common Stock and shared power to vote and dispose of 2,489,268 shares of Common Stock, reflecting, (A) 2,134,714 shares of Common Stock owned by the Fund; (b) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis; and (D) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

(c) The following Reporting Persons have effected the following transactions with respect to shares of the Common Stock since the date of the previous amendment number 8 to the Schedule 13D:

On September 29, 2005, the Fund purchased 100,000 shares of Common Stock through an open market transaction at a price of $1.3324 per share.

On September 29, 2005, the Fund purchased 1,000 shares of Common Stock through an open market transaction at a price of $1.3300 per share.

On October 10, 2005, the Fund purchased 4,000 shares of Common Stock through an open market transaction at a price of $1.2800 per share.

On October 14, 2005, the Fund purchased 2,000 shares of Common Stock through an open market transaction at a price of $1.3250 per share.

On October 27, 2005, the Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $1.5620 per share.

On October 31, 2005, the Fund purchased 20,255 shares of Common Stock through an open market transaction at a price of $1.6992 per share.

On November 2, 2005, the Fund purchased 3,800 shares of Common Stock through an open market transaction at a price of $1.6500 per share.

On November 7, 2005, the Fund purchased 4,300 shares of Common Stock through an open market transaction at a price of $1.5386 per share.

On November 16, 2005, the Fund purchased 14,800 shares of Common Stock through an open market transaction at a price of $1.5155 per share.

On November 23, 2005, the Fund purchased 9,000 shares of Common Stock through an open market transaction at a price of $1.4967 per share.

On November 29, 2005, the Fund purchased 1,000 shares of Common Stock through an open market transaction at a price of $1.4800 per share.

On November 30, 2005, the Fund purchased 16,300 shares of Common Stock through an open market transaction at a price of $1.4139 per share.

On November 30, 2005, the Fund purchased 11,455 shares of Common Stock through an open market transaction at a price of $1.3644 per share.

On December 2, 2005, the Fund purchased 12,500 shares of Common Stock through an open market transaction at a price of $1.4412 per share.

On December 6, 2005, the Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.4106 per share.

On December 22, 2005, the Fund purchased 26,605 shares of Common Stock through an open market transaction at a price of $1.1951 per share.

On December 23, 2005, the Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.2115 per share.

On December 23, 2005, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $1.2070 per share.

On December 28, 2005, the Fund sold 3,800 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 2,735 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 2,000 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 700 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 1,900 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 5,400 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 2,700 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 1,000 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 4,600 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 10,000 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 5,000 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 2,500 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 5,000 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 4,800 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 2,500 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 20,000 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 23,365 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 1,300 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 100 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 28, 2005, the Fund sold 5,600 shares of Common Stock through an open market transaction at a price of $1.1697 per share.

On December 30, 2005, the Fund sold 6,200 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 100 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 15,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 2,200 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 2,157 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 2,700 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 10,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 5,500 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 12,900 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 10,200 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 2,600 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 2,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 6,943 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 10,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 3,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 2,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On December 30, 2005, the Fund sold 6,500 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On January 24, 2006, the Fund purchased 1,000 shares of Common Stock through an open market transaction at a price of $1.1400 per share.

On January 26, 2006, the Fund sold 75,000 shares of Common Stock through an open market transaction at a price of $1.1000 per share.

On February 1, 2006, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $1.1714 per share.

On February 2, 2006, the Fund purchased 8,072 shares of Common Stock through an open market transaction at a price of $1.0819 per share.

On February 2, 2006, the Fund purchased 7,041 shares of Common Stock through an open market transaction at a price of $1.0953 per share.

On February 6, 2006, the Fund purchased 18,602 shares of Common Stock through an open market transaction at a price of $1.1208 per share.

On February 8, 2006, the Fund purchased 3,210 shares of Common Stock through an open market transaction at a price of $1.0947 per share.

On February 10, 2006, the Fund purchased 50,000 shares of Common Stock through an open market transaction at a price of $1.0703 per share.

On February 10, 2006, the Fund purchased 22,000 shares of Common Stock through an open market transaction at a price of $1.0707 per share.

On February 13, 2006, the Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.0306 per share.

On February 15, 2006, the Fund purchased 50,000 shares of Common Stock through an open market transaction at a price of $1.0379 per share.

On February 16, 2006, the Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.0506 per share.

On February 16, 2006, the Fund purchased 12,661 shares of Common Stock through an open market transaction at a price of $1.0512 per share.

On February 17, 2006, the Fund purchased 6,300 shares of Common Stock through an open market transaction at a price of $1.0624 per share.

On February 21, 2006, the Fund purchased 34,807 shares of Common Stock through an open market transaction at a price of $1.1059 per share.

On February 21, 2006, the Fund purchased 8,400 shares of Common Stock through an open market transaction at a price of $1.0693 per share.

On February 23, 2006, the Fund purchased 1,100 shares of Common Stock through an open market transaction at a price of $1.1336 per share.

On February 24, 2006, the Fund purchased 9,825 shares of Common Stock through an open market transaction at a price of $1.1215 per share.

On February 24, 2006, the Fund purchased 4,509 shares of Common Stock through an open market transaction at a price of $1.1733 per share.

On February 27, 2006, the Fund purchased 100,000 shares of Common Stock through an open market transaction at a price of $1.2201 per share.

On February 28, 2006, the Fund purchased 582 shares of Common Stock through an open market transaction at a price of $1.3025 per share.

On February 28, 2006, the Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.2608 per share.

On February 28, 2006, the Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $1.266 per share.

On March 2, 2006, the Fund purchased 1,000 shares of Common Stock through an open market transaction at a price of $1.25 per share.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2006

TRINAD CAPITAL MASTER FUND LTD.

By: Trinad Capital L.P.

By: Trinad Advisors GP, LLC

By: /s/ Robert S. Ellin

Robert. S. Ellin, Managing Member

/s/ Robert S. Ellin
Robert S. Ellin

/s/ Nancy J. Ellin
Nancy J. Ellin

ATLANTIS EQUITIES, INC.

/s/ Nancy J. Ellin
By: Nancy J. Ellin, President

ROBERT S. ELLIN PROFIT SHARING PLAN

/s/ Robert S. Ellin, Trustee
By: Robert S. Ellin, Trustee

ROBERT ELLIN FAMILY 1997 TRUST

/s/ Sophia Wakehan, Trustee
By: Sophia Wakeham, Trustee

TRINAD CAPITAL MASTER FUND LTD.

By: Trinad Capital L.P.

By: Trinad Advisors GP LLC

By:  /s/ Robert S. Ellin
Name: Robert S. Ellin
Title: Managing Member